HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

April 15, 2011

H. Christopher Owings

Assistant Director

Securities & Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:

China Advanced Technology

Amendment No. 1 Registration Statement on Form S-1

Filed March 11, 2011

File No. 333-169212

Dear Mr. Owings:

We hereby file amendment number 2 and respond as follows to your comment letter by copying your comments, followed by a response in italics:

General

1.

Please note that our address is 100 F Street, NW, Washington, D.C. 20549.  Please address all future correspondence to such address.

The Company will comply.

2.

Please revise the prospectus to include page numbers.  Such page numbers should correspond to the page numbers identified in the table of contents.

Complied.

3.

We note your response to comment 2 in our letter dated October 1, 2010.  Please provide us with information requested below.

•

The number of shares of your common stock that are held by non-affiliates.

•

Any affiliation between a selling stockholder and any other selling stockholder.

There are 4,451,158 shares outstanding. The officer and director owns 2,900,000 shares. Therefore, there are 1,551,158 shares held by non-affiliates. Footnote 1 to the Selling Stockholder table discloses that Adam Hand and Jehu Hand are brothers of Learned Hand.

Forepart of Registration Statement

4.

The primary SIC code that you have selected that not appear to be appropriate for your business.  Please revise.

Complied.

5.

The text disclosing whether you are a large accelerated filed, an accelerated filer, a non-accelerated filer or a smaller reporting company is unclear.  Please revise.

Complied.

Outside Cover Page of Prospectus

6.

We note the statement in the first paragraph, fifth sentence that certain of the selling stockholders were promoters or affiliates of you.  Please identify for us each selling stockholder that was your promoter or is affiliated with you.  With respect to your promoters, please also provide the disclosure required by Item 404(c) of Regulation S-K.

This sentence has been removed since none of the selling stockholders is a promotor or affiliate.

Risk Factors

7.

Please add risk factors to disclose the risks associated with the following:

•

You have a limited operating history and have not generated any income for any fiscal period to date.

•

Learned Hand, your sole director and executive officer, holds more than a majority of your common stock and currently controls, and will continue to control after the offering, your operations.

Complied.

Plan of Operations

8.

We note the statement that you had net income of $25,884 for the six months ended January 31, 2011 on revenues of $114,964 and cost of sales of $66,849.  Based on your interim financial statements presented for the nine months ended January 31, 2011, it is unclear how you concluded your had net income of $25,884 for the six months ended January 31, 2011.  Please advise us or revise.

Complied by revising the disclosure.

9.

We note that the income statement included as part of your interim financial statements present information for the three months ended January 31, 2011 and the nine months ended January 31, 2011.  The discussion of material changes in this section should be based on the periods for which you have presented such income statement information.  We note that you had net losses of $18,435 and $17,551 for the three months ended January 31, 2011 and the nine months ended January 31, 2011, respectively.  Accordingly, please revise to disclose that you had losses for each of the aforementioned periods.  See Item 303(b)(2) of Regulation S-K.

Complied.

10.

Please disclose the source(s) of your revenues of $114,964 for the nine months ended January 31, 2011.  Please also revise your revenue recognition footnote disclosure to specifically indicate your revenue earning process.

Complied.

11.

We note your response to comment 31 in our letter dated October 1, 2010.  Please clarify whether the "joint marketing agreements" referred to in the second bullet under the sixth paragraph is the same as the "joint venture contracts" and "revenue share/joint venture campaign" discussed in "Business-Marketing."

Evaluation of Disclosure Controls and Procedures

12.

We note your responses to comments 28 and 29 in our letter dated October 1, 2010.  Because you have elected to include disclosure regarding your disclosure controls and procedures, such disclosure must comply with the requirements of Item 307 of Regulation S-K.  Accordingly, we re-issue comments 28 and 29 in our letter dated October 1, 2010.

The company has deleted this disclosure.

Business

Background

13.

We note that Section 4(a) of the Articles of Merger filed as Exhibit 3.3 to the S-1 filed on September 3, 2010 states that the 1,000 shares of Vitalcare Holding Corporation's common stock previously held by Vitalcare DTC Corporation was converted into shares of your common stock on a one-to-one basis.  Please clarify whether such 1,000 shares are currently outstanding and held by Vitalcare DTC Corporation.  Please also clarify whether Vitalcare DTC Corporation is the same entity as Vitalcare Diabetes Treatment Centers, Inc.

The Company clarifies to the staff that the entity which had 1,000 shares outstanding, and which were cancelled in the merger pursuant to Section 4(b), was China Advanced Technology, at the time a wholly owned subsidiary of Vitalcare Holding Corporation. Vitalcare DTC Corporation was the result of the reincorporation into Delaware of Vitalcare Diabetes Treatment Centers, Inc.  We have revised the disclosure in this paragraph to clarify.

Complied.

Employees and Design Services

15.

We note your response to comment 32 in our letter dated October 1, 2010.  You should disclosure the total number of employees, and not just executive officers, in this section.  Please revise accordingly.  See Item 101(h)(4)(xii) of Regulation S-K.

Complied.

Management

Directors and Executive Officers

16.

We note your response to comment 33 in our letter dated October 1, 2010.  Please provide us with supplemental information that discloses the background of the case, including the subject matter of the complaint and the relief sought, and that shows that the jury awarded approximately $800 to one of the plaintiffs as the sole remedy for the case.  See Instruction 2 to Item 401(f) of Regulation S-K.

Jehu Hand was the president of Las Vegas Airlines, which was a reporting company. In 1998, LAV carried out a private offering of common stock at $2.50 per share, selling 312,400 shares for net proceeds of $631,000. A total of $341,000 were sold to the six plaintiffs, as follows: Dr. Randall Samberson, $16,000; Joel Wolfson, $250,000; Pete Gonzales, $25,000; Billy Eubanks, $30,000; Mark and Christine Self, $10,000; and Steve Berner, $10,000. All these persons lived in Amarillo, Texas. Jehu Hand had no prior relationship with these people prior to the offering. Learned J. Hand, Jehu's brother, was then a broker with Morgan, Stanley in California. One of Learned's clients was an elderly lady in Amarillo, Texas; she was the mother of Joel Wolfson. Learned had traveled to Amarillo to meet with Mrs. Wolfson and thereby became acquainted with her son, Joel. Joel and Learned spent a day with Joel and some of his friends of Joel, including Steve Berner, riding ATVs in a dry river bed. Learned mentioned to Joel and apparently Steve that his brother was president of an airline which was seeking to expand into the US Virgin Islands. Steve Berner testified at trial that when he asked Learned his opinion of LAV while riding ATVs, Learned stated that he thought it was a "good deal."

Soon thereafter Mrs. Wolfson died. Joel was the "payable upon death" beneficiary of her accounts at Morgan Stanley.  Joel called Jehu and stated he was interested in buying $250,000 in the offering if he could be paid as a "finder" for additional purchasers. When he was assured that he could be paid as a "finder" if he only introduced purchasers and had no role in solicitation, he purchased 100,000 shares and arranged for Jehu Hand to visit Amarillo and meet with some of his friends.

Jehu Hand did travel to Amarillo and make a presentation. Copies of the private placement memorandum were provided to all of the attendees. They also viewed a videotape of a televised press conference given by Hon. Roy Schneider, the then governor of the US Virgin Islands. This press conference was a critical part of the plaintiff's case. In the press conference, Governor Schneider, who was then running for reelection. made a statement to the effect that "Mr. [Jehu] Hand has 25 years of experience in the airline business." This was not true. Jehu Hand had little airline experience. However, LAV had been in business over 25 years and perhaps the Governor was confused. Jehu Hand did not correct the Governor during  the press conference. Although the private placement document stated that Jehu Hand was only recently involved in the industry, the plaintiffs stated that although all had received the placement document prior to investing, and had signed a subscription agreement in which each represented that he or she had read the document, none of them had in fact actually read the placement document prior to investing. At trial, there was no testimony that  Jehu Hand had corrected the Governor's statements during his investor presentation.

At the end of December, 1998, LAV discovered that its former owner, who continued to be employed by it, was embezzling money and that he had installed illegal parts in LAV's aircraft.  The employee was fired and the airplanes grounded. The employee filed an involuntary Chapter 11 petition against LAV. This petition was dismissed, but as a result of the petition filing, LAV lost all its business.

The seven plaintiffs sued Jehu Hand, Hand & Hand (Jehu Hand's law firm), Socal Securities (his broker dealer, which had no participation in the offering),  Learned Hand and Morgan Stanley under Texas and federal securities laws, seeking about $2 million in damages including treble damages. At trial, Morgan Stanley was held to have no liability. It had no knowledge of the offering. The fact that Joel Wolfson directed Morgan Stanley to wire funds from his account to LAV did not result in any liability to Morgan Stanley. Learned J. Hand was held liable to Steve Berner for $900, based on his "good deal" statement. He had no contact with any other plaintiff other than Joel Wolfson. The Company believes that the words "a good deal" are "puffery" at best and their statement does not indicate that Learned J. Hand mislead, intentionally or otherwise, Mr. Berner.

Joel Wolfson received no recovery against Jehu Hand because he invested prior to the Amarillo investor presentation and the showing of the Governor's press conference. Christine Self did not attend the investor presentation, never saw the press conference, and did not recover any monies.  The seven plaintiff's were awarded damages of $17,890 against Jehu Hand and his affiliated entities, with respect to the investment of $341,000 or about 5% of their collective investment, and less than 2% of the amount of damages claimed.  Jehu and Learned Hand were also required to pay the plaintiff's attorneys fees. It was the opinion of counsel for Jehu and Learned Hand that the jury awarded about a 5% judgment against them based on an  idea of "comparative negligence." They recognize that there is no such concept in the securities laws, but juries are unpredictable.   A copy of the judgment is provided supplementally.

17.

We note your responses to comments 34 and 35 in our letter dated October 1, 2010.  However, it does not appear that you addressed the discrepancy in your disclosures that you were incorporated on February 16, 2010 and that Learned Hand became your chief executive and financial officer and director in February 2009.  It also does not appear that you have revised the registration statement to consistently refer to Learned Hand's title.  According, we re-issue comments 34 and 35 in our letter dated October 1, 2010.

Complied by correction of the date in the management section and revision of the signature block.

Selling Stockholders

18.

We note your response to comment 42 in our letter dated October 1, 2010 and the disclosure that no selling stockholder is affiliated with a registered broker-dealer.  Please also tell us whether any selling stockholders if a registered broker-dealer.

Complied.

Certain Transactions

19.

We note your responses to comments 44 and 45 in our letter dated October 1, 2010.  Please clarify how the amount outstanding increased to $57,906 for the 2009 fiscal year when the promissory note was issued for $37,906.

Complied.

Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows

20.

Your cumulative column for the period from May 1, 2008 (inception) to April 30, 2010 does not foot.  Refer to your net cash used in operating activities line.  Please revise.

Complied.

Note 1.  Significant Accounting Policies

21.

We note your response to comment 51 in our letter dated October 1, 2010, but we cannot located your revised disclosures.  In that regard, we remain unclear regarding your statement, "The Registration acquired all of the outstanding common stock of Live Wise, in exchange for 600,000 shares of the Registrant's Common Stock whereby the Company issued an aggregate of 51,158 shares of common stock in exchange for all of the issued and outstanding shares of Live Wise, Inc." on how the two apparent separate stock issuances each represented the exchange for all of Live Wise's shares in the transaction.  Please explain and revise your disclosures.

Complied.

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets

22.

Refer to your account receivable balance as of January 31, 2011.  Tell us the aging of the accounts receivable balance and how you determined its collectability to be reasonably assured.

The dates and amounts of the invoices are July 7, 2010, for $35,000; August 11, 2010 for $22,500; September 9, 2010 for $22,500; and October 6, 2010 for $34,963.75. At that point, management determined that these revenues, listed as accounts receivable on January 31, 2011, were reasonably collectible.

H. Christopher Owings, Assistant Director

Securities & Exchange Commission

April 7, 2011

Page -1-

Item 15.  Recent Sales of Unregistered Securities

23.

We note your response to comment 54 in our letter dated October 1, 2010.  We also not that you were incorporated in February 2010.  Please explain how you issued 51,158 shares before you were incorporated.

Complied.

Item 16.  Exhibits and Financial Schedules

24.

We note that you have indicated that your Bylaws were filed with the S-1 filed on September 3, 2010.  However, such document was not filed as an exhibit to such filing.  Please file your Bylaws with the next amendment to the registration statement.

Complied.

Exhibit 23

25.

We note your response to comment 59 in our letter dated October 1, 2009 and reissue such comment.  Please revise the consent of Sam Kan & Company to reflect that it also consents to the reference to the firm under the caption "Experts."

Complied.

Very truly yours,

Jehu Hand

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